Exhibit 99.28(d)(3)

AMENDMENT NO. 1 TO SUB-ADVISORY AGREEMENT

This Amendment No. 1 to Sub-Advisory Agreement (this “Amendment No. 1”), is made as of this 17th day of March, 2023 by and between Advisors Asset Management, Inc. (the “Advisor”), and Hartford Investment Management Company (the “Sub-Advisor’’).

RECITALS

WHEREAS, the Advisor and the Sub-Advisor are parties to that certain Sub-Advisory Agreement dated February 1, 2023, as amended from time to time, (the “Sub-Advisory Agreement’’); and

WHEREAS, the Advisor and the Sub-Advisor wish to modify the Sub-Advisory Agreement in certain respects to account for certain regulatory changes.

NOW, THEREFORE, in consideration of the mutual covenants contained herein, the Advisor and the Sub-Advisor agree as follows:

1.	Definitions.

Unless otherwise defined herein, capitalized terms used in this Amendment No. 1 shall have the definitions provided in the Sub-Advisory Agreement.

2.	Amendments to the Existing Agreement.

The Sub-Advisory Agreement is hereby amended to add the following Section 11 (Marketing and Publicity):

SECTION 11. MARKETING AND PUBLICITY

(a)	Advisor may not use the name of the Sub-Advisor, its likeness, image, logo, or mark (together “Marks”) in any registered investment company advertisement for the registered investment company(ies) covered by the Sub-Advisory Agreement (“Advertisement”) without first complying with the process set forth in Section 11(b) below.

(b)	Any Advertisements containing the Sub-Advisor’s Marks (“Marked Advertisements”) shall be sent to the Sub-Advisor for its review at least 5 business days in advance of the Advisor’s intended use of such Marked Advertisements. Sub-Advisor shall promptly provide its revisions to the Advisor. Advisor agrees to incorporate the Sub-Advisor’s revisions into the Marked Advertisement prior to its use, or if the Advisor believes any of Sub-Advisor’s revisions are impermissible or inadvisable for any reason the Advisor shall promptly notify the Sub-Advisor what revision(s) it has chosen not to incorporate and the rationale therefore.

3.	Governing Law; Severability; Counterparts.

This Amendment No. 1 shall be governed by, and the provisions of this Amendment No. 1 shall be construed and interpreted under and in accordance with, the laws of the State of Delaware. If any provision of this Amendment No. 1 is held to be illegal, invalid or unenforceable under present or future law, such provision shall be fully severable, and the remaining provisions of this Amendment No. 1 shall remain in full force and effect. This Amendment No. 1 may be executed in two or more counterparts, each of which shall be deemed to be an original.

IN WITNESS WHEREOF the parties hereto have caused this Amendment No. 1 to be signed in duplicate (with each of said duplicates being deemed to be an original) effective as of the later of the day and year first above written or the date that this Amendment No. 1 has been approved by the Trust and the Trust’s Board of Trustees as required under the Sub-Advisory Agreement and the Investment Company Act of 1940.

Advisors Asset Management, Inc.

By:	/s/ Tim Stoklosa
Name:	Tim Stoklosa
Title:	COO

Hartford Investment Management Company

By:	/s/ David Ferreira
Name:	David Ferreira
Title:	Senior Vice President